UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*†
Mindray Medical International Ltd.
(Name of Issuer)
Class A Ordinary Shares, HK$0.001 par value per share
(Title of Class of Securities)
602675100
(CUSIP Number)
December 31, 2010
Date of Event Which Requires Filing of the Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13G filing represents an initial filing for First State Investments (Hong Kong) Limited and First State Investment Management (UK) Limited.

CUSIP No.	602675100	13G	Page	2	of	15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australian Capital Territory, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,931,025 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		10,931,025 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,931,025 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 12.79% (based on 85,480,456 ordinary shares issued and outstanding, per Form 6-K, EX-99.2 (Proxy Statement) dated 12/1/2010)

12	TYPE OF REPORTING PERSON

	BK/HC

CUSIP No.	602675100	13G	Page	3	of	15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New South Wales, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,931,025 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		10,931,025 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,931,025 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 12.79% (based on 85,480,456 ordinary shares issued and outstanding, per Form 6-K, EX-99.2 (Proxy Statement) dated 12/1/2010)

12	TYPE OF REPORTING PERSON

	HC

CUSIP No.	602675100	13G	Page	4	of	15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New South Wales, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,931,025 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		10,931,025 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,931,025 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 12.79% (based on 85,480,456 ordinary shares issued and outstanding, per Form 6-K, EX-99.2 (Proxy Statement) dated 12/1/2010)

12	TYPE OF REPORTING PERSON

	HC

CUSIP No.	602675100	13G	Page	5	of	15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Victoria, Commonwealth of Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,922,195 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		10,922,195 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,922,195 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 12.77% (based on 85,480,456 ordinary shares issued and outstanding, per Form 6-K, EX-99.2 (Proxy Statement) dated 12/1/2010)

12	TYPE OF REPORTING PERSON

	HC

CUSIP No.	602675100	13G	Page	6	of	15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investments (Hong Kong) Limited[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,627,897 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		5,627,897 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,627,897 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 6.58% (based on 85,480,456 ordinary shares issued and outstanding, per Form 6-K, EX-99.2 (Proxy Statement) dated 12/1/2010)

12	TYPE OF REPORTING PERSON

	HC

[1]	This Schedule 13G filing represents an initial filing for First State Investments (Hong Kong) Limited.

CUSIP No.	602675100	13G	Page	7	of	15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investment Management (UK) Limited[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Scotland, United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,294,298 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		5,294,298 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,294,298 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 6.19% (based on 85,480,456 ordinary shares issued and outstanding, per Form 6-K, EX-99.2 (Proxy Statement) dated 12/1/2010)

12	TYPE OF REPORTING PERSON

	HC

[1]	This Schedule 13G filing represents an initial filing for First State Investment Management (UK) Limited.

CUSIP No.	602675100	13G	Page	8	of	15
Item 1(a) Name of Issuer: Mindray Medical International Limited
Item 1(b) Address of Issuer’s Principal Executive Offices:
Mindray Building
Keji 12th Road South
Hi-tech Industrial Park,
Nanshan, Shenzhen 518057
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship
Commonwealth Bank of Australia
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Australian Capital Territory
Colonial Holding Company Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000.
Commonwealth of Australia
New South Wales
Commonwealth Insurance Holdings Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
New South Wales
Colonial First State Group Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Victoria
First State Investments (Hong Kong) Limited
6th Floor
Three Exchange Square
8 Connaught Place
Central, Hong Kong
First State Investment Management (UK) Limited
23 St Andrew Square
Edinburgh EH2 1BB
Scotland

CUSIP No.	602675100	13G	Page	9	of	15
Item 2(d) Title of Class of Securities:
Class A Ordinary Shares, HK $0.001 par value per share
Item 2(e) CUSIP Number: 602675100
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☑	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: First State Investments (Hong Kong) Limited and First State Investment Management (UK) Limited are investment advisers registered pursuant to the law of the jurisdiction in which each is located.
     If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐
Item 4 Ownership:
     (a) Amount beneficially owned:
     Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
     (b) Percent of Class:

CUSIP No.	602675100	13G	Page	10	of	15
     Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
     (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
 Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
          (ii) shared power to vote or to direct the vote:
 Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
          (iii) sole power to dispose or to direct the disposition of:
 Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
          (iv) shared power to dispose or to direct the disposition of:
 Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.
Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Exhibit 99.2.
Item 8 Identification and Classification of Members of the Group:
Not Applicable.
Item 9 Notice of Dissolution of Group:
Not Applicable.

CUSIP No.	602675100	13G	Page	11	of	15
Item 10 Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.	602675100	13G	Page	12	of	15
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this __ day of January, 2011.
Commonwealth Bank of Australia

By: /s/ John Damien Hatton Name: John Damien Hatton
Title: Company Secretary

Colonial Holding Company Limited

By: /s/ John Damien Hatton Name: John Damien Hatton
Title: Director

Commonwealth Insurance Holdings Limited

By: /s/ John Damien Hatton Name: John Damien Hatton
Title: Director

Colonial First State Group Limited

By: /s/ John Damien Hatton Name: John Damien Hatton
Title: Director

First State Investments (Hong Kong) Limited

By: /s/ Michael Stapleton Name: Michael Stapleton
Title: Director

First State Investment Management (UK) Limited

By: /s/ Greg Cooper Name: Greg Cooper
Title: Director

CUSIP No.	602675100	13G	Page	13	of	15
INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information

CUSIP No.	602675100	13G	Page	14	of	15
Exhibit 99.1
Joint Filing Agreement
January __, 2011
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Commonwealth Bank of Australia, Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, Colonial First State Group Limited, First State Investments (Hong Kong) Limited, and First State Investment Management (UK) Limited each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.
This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

Commonwealth Bank of Australia

By: /s/ John Damien Hatton Name: John Damien Hatton
Title: Company Secretary

Colonial Holding Company Limited

By: /s/ John Damien Hatton

Name: John Damien Hatton
Title: Director

Commonwealth Insurance Holdings Limited

By: /s/ John Damien Hatton

Name: John Damien Hatton
Title: Director

Colonial First State Group Limited

By: /s/ John Damien Hatton

Name: John Damien Hatton
Title: Director

First State Investments (Hong Kong) Limited

By: /s/ Michael Stapleton

Name: Michael Stapleton
Title: Director

First State Investment Management (UK) Limited

By: /s/ Greg Cooper

Name: Greg Cooper
Title: Director

CUSIP No.	602675100	13G	Page	15	of	15
Exhibit 99.2
Item 7 Information
The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company .

First State Investments (Hong Kong) Limited	IA (HK registered)
First State Investments International Ltd.	IA (US registered)
First State Investment Management (UK) Limited	IA (UK registered)
Colonial First State Investments Limited	IA (Australia registered)